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                      SECURITIES AND EXCHANGE COMMISSION,

                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO. 1 -- FINAL AMENDMENT)
                             ---------------------

                            ZING TECHNOLOGIES, INC.
                       (Name of Subject Company (issuer))

                     IRC ACQUISITION CORPORATION (OFFEROR)
                      INTERNATIONAL RECTIFIER CORPORATION
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   989601109
                     (CUSIP Number of Class of Securities)

                            L. MICHAEL RUSSELL, ESQ.
                      INTERNATIONAL RECTIFIER CORPORATION
                               233 KANSAS STREET
                              EL SEGUNDO, CA 90245
                                 (310) 726-8000
          (Name, Address and Telephone Number of Person Authorized to
        Receive Notices and Communications on behalf of filing persons)

                                    COPY TO:
                              Kendall Bishop, Esq.
                             O'Melveny & Myers LLP
                      1999 Avenue of the Stars, Suite 700
                             Los Angeles, CA 90067
                                 (310) 553-6700

                                 March 7, 2000

                            ------------------------

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   /X/  third-party tender offer subject to Rule 14d-1.
   / /  issuer tender offer subject to Rule 13e-4.
   / /  going-private transaction subject to Rule 13e-3.
   / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

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
                         AMENDMENT NO. 1 TO SCHEDULE TO

    This Amendment No. 1 (this "Amendment") amends and supplements the Schedule TO filed with the Securities and Exchange Commission on February 7, 2000 (the "Schedule TO") by International Rectifier Corporation, a Delaware corporation ("Parent"), and IRC Acquisition Corporation, a New York corporation (the "Purchaser") and a direct, wholly-owned subsidiary of Parent. The Schedule TO relates to the offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Zing Technologies, Inc, a New York corporation (the "Company"), at a purchase price of $15.36 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 7, 2000 and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and
(a)(1)(B), respectively, to the Schedule TO. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    The response to Item 8 is amended and supplemented by the addition of the following:

    The Offer expired at 12:00 midnight, New York City time, on Monday,
March 6, 2000. Based on information provided by the Depositary, a total of approximately 2,309,927 Shares (approximately 96% of the issued and outstanding Shares) were validly tendered and not properly withdrawn pursuant to the Offer, including approximately 5,308 Shares tendered pursuant to the procedures for guaranteed delivery. The Purchaser has accepted for payment such tendered and not withdrawn Shares. The Purchaser will fund the applicable purchase price and will notify the Depositary to pay promptly the purchase price of $15.36 for each such accepted Share.

    Pursuant to the Merger Agreement, the Purchaser intends to cause the Merger to become effective as soon as practicable. In connection with the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares with respect to which dissenters' rights have been demanded and perfected in accordance with applicable New York law and other than Shares held by Parent or the Purchaser) will be canceled and converted automatically into the right to receive $15.36 in cash, without interest.

ITEM 11.  ADDITIONAL INFORMATION.

    The response to Item 11 is amended and supplemented by the addition of the following:

    The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of Shares pursuant to the Offer has expired.

ITEM 12.  EXHIBITS.

    The response to Item 12 is amended to add the following exhibit:

    (a)(1)(H) Joint press release issued by Parent and the Company on March 7, 2000.
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       IRC ACQUISITION CORPORATION

                                                       By:            /s/ L. MICHAEL RUSSELL
                                                              --------------------------------------
                                                                     Name: L. Michael Russell
                                                                        Its: Vice President

                                                       INTERNATIONAL RECTIFIER CORPORATION

                                                       By:            /s/ L. MICHAEL RUSSELL
                                                              --------------------------------------
                                                                     Name: L. Michael Russell
                                                                   Its: Executive Vice President

Dated: March 7, 2000

                                 EXHIBIT INDEX

     EXHIBIT NO.        DESCRIPTION
---------------------   -----------
*(a)(1)(A)              Offer to Purchase, dated February 7, 2000.

*(a)(1)(B)              Letter of Transmittal.

*(a)(1)(C)              Notice of Guaranteed Delivery.

*(a)(1)(D)              Form of letter from Morrow & Co., Inc. to Brokers, Dealers,
                        Commercial Banks, Trust Companies and Nominees.

*(a)(1)(E)              Form of letter to clients for use by Brokers, Dealers,
                        Commercial Banks, Trust Companies and Nominees.

*(a)(1)(F)              Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.

*(a)(1)(G)              Joint press release issued by Parent and the Company on
                        January 28, 2000 (incorporated by reference to the Schedule
                        TO-C filed by the parties on January 28, 2000).

 (a)(1)(H) Joint press release issued by Parent and the Company on March 7, 2000.

*(b)                    Credit Agreement, dated July 1, 1999, by and among Parent, as borrower, and the initial lenders named therein, and
                        Sanwa Bank California, as Syndication Agent, and Banque
                        National de Paris, as Sole Arranger, Administrative Agent
                        and Issuing Bank (incorporated by reference to the Form 8-K filed by Parent on July 6, 1999).

*(d)(1)                 Agreement and Plan of Reorganization, dated January 27,
                        2000, by and among the Company, the Purchaser and Parent.

*(d)(2)                 Stock Option Agreement, dated January 27, 2000, by and among the Company and the Purchaser.

*(d)(3) Shareholder Support Agreement, dated January 27, 2000, by and between Parent, the Purchaser and John F. Catrambone.

*(d)(4) Shareholder Support Agreement, dated January 27, 2000, by and between Parent, the Purchaser and Robert E. Schrader
                        IRA.

*(d)(5) Shareholder Support Agreement, dated January 27, 2000, by and between Parent, the Purchaser and Robert and Deborah
                        Schrader.

*(d)(6) Shareholder Support Agreement, dated January 27, 2000, by and between Parent, the Purchaser and The Robert Schrader
                        1998 Grantor Retained Annuity Trust.

*(d)(7) Shareholder Support Agreement, dated January 27, 2000, by and between Parent, the Purchaser and Robert Schrader.

*(d)(8) Shareholder Support Agreement, dated January 27, 2000, by and between Parent, the Purchaser and John Allwein.

*(d)(9)                 Incentive Compensation Agreement, dated January 27, 2000, by and between Parent and John Catrambone.

*(d)(10) Confidentiality Agreement, dated August 27, 1999, by and between Parent and Fleet National Bank.

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*   Previously filed.